Exhibit 99.1

Nexera Technologies: Subsidiary Fort Technology Announces Receipt of Approval for a Voluntary Delisting of its Common Shares From the TSX Venture Exchange

Tel Aviv, Israel, Nov. 03, 2026 (GLOBE NEWSWIRE) -- Nexera Technologies Ltd (“Nexera” or the “Company”) (Nasdaq: NEXR, NEXRW), today announced that, as previously announced by its subsidiary, Fort Technology Inc. (Nasdaq: FRTT, TSXV: FORT) (“Fort”), the TSX Venture Exchange (“TSXV”) has approved the voluntary delisting of Fort’s common shares from the TSXV. The voluntary delisting from the TSXV will not affect the listing of the Fort’s common shares on the Nasdaq Capital Market (the “Nasdaq”), which will continue to trade on the Nasdaq under the symbol FRTT.

Fort believes that the trading volume of its shares on the TSXV no longer justifies the expenses and administrative efforts required to maintain a dual listing. Fort also believes that delisting from the TSXV will create a central marketplace for its common shares on the Nasdaq, and ultimately benefit the long-term liquidity and shareholder value of Fort.

It is anticipated that, effective as at the close of trading on or about November 6, 2026, Fort’s common shares will no longer be listed and posted for trading on the TSXV.

Following delisting from the TSXV, Fort’s shareholders can trade their common shares through their brokers on Nasdaq. As most brokers in Canada, including many discount and online brokers, have the ability to buy and sell securities listed on Nasdaq, Fort’s Nasdaq listing will continue to provide shareholders with accessibility to trade Fort’s common shares. Shareholders holding shares in Canadian brokerage accounts should contact their brokers to confirm how to trade Fort’s shares on the NASDAQ.

About Fort Technology

Fort is engaged in the retail sale of consumer products, primarily serving the pest control and remedial repair industries. Fort develops, markets and sells a range of products for both amateur and professional customers under its proprietary brands, including Roshield, Entopest, Rempro and BirdGo. Products are sold primarily through Amazon marketplaces in the United Kingdom and Europe as well as through other online sales channels. Fort currently serves customers throughout the United Kingdom and continental Europe and plans to expand its retail operations into the United States, subject to applicable regulatory approvals, including through the acquisition of Logia USA Inc., a company focused on selling advanced fuel integrity solutions for data centers and other mission-critical facilities in the United States.

About Nexera Technologies Ltd

Nexera Technologies Ltd operates, through its subsidiaries, in the fields of advanced technologies for the global homeland security, or HLS, sector and e-commerce. Its operations are conducted through three principal lines of business: KeepZone AI Inc., or KeepZone, a wholly-owned subsidiary dedicated to distributing and promoting AI-powered homeland security technologies, including 3D imaging and electromagnetic threat detection, perimeter intrusion detection, counter-unmanned aircraft systems, and multi-layered security solutions for critical infrastructure and global markets; Fort Products Limited, a legacy consumer products operation focused on pest control and remedial products, which was sold to Fort Technology Inc., or Fort Technology, in July 2025 in exchange for a controlling equity interest, with the Company having since reduced its stake in Fort while retaining control and strategic involvement in related e-commerce activities; and its ongoing legacy e-commerce activities, consisting of data-driven online retail operations (primarily on the Amazon Marketplace) conducted through the Company’s other wholly-owned subsidiaries, including Smart Repair Pro and Top Rank Ltd.

For more information on Nexera Technologies, visit: https://nexera-tech.io/

Forward-Looking Statements Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate,” or other comparable terms. For example, the Company is using forward-looking statements when discussing the expected timing of the voluntary delisting of Fort’s common shares from the TSXV; the anticipated benefits of the delisting, including creating a central marketplace for Fort’s common shares on Nasdaq and benefiting Fort’s long-term liquidity and shareholder value; the continued listing and trading of Fort’s common shares on the Nasdaq under the symbol FRTT; and shareholders’ continued ability to trade Fort’s common shares through their brokers on Nasdaq following the delisting. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the Company’s ability to adapt to significant future alterations in Amazon’s policies; the Company’s ability to sell its existing products and grow the Company’s brands and product offerings; the Company’s ability to meet its expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; the impact of conditions in Israel; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (“SEC”), on April 1, 2026, and the Company’s other filings with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact

Michal Efraty
Adi and Michal PR-IR
Investor Relations, Israel
michal@efraty.com